Exhibit 4.1

FIFTH AMENDMENT TO SECOND AMENDED AND RESTATED LOAN AGREEMENT

This FIFTH AMENDMENT TO SECOND AMENDED AND RESTATED LOAN AGREEMENT (the “Fifth Amendment”), is dated and effective as of December 29, 2017 (the “Effective Date”), and is by and among Whitney Bank, a Mississippi state chartered bank, (hereinafter “Bank”), PHI, Inc., (hereinafter referred to as “PHI”), PHI Air Medical, L.L.C. and, PHI Tech Services, Inc., (individually, collectively and interchangeably, the “Subsidiary Guarantors”, with PHI and the Subsidiary Guarantors individually, collectively and interchangeably referred to as the “Obligor”).

Recitals

WHEREAS, PHI, Subsidiary Guarantors and Bank entered into a Second Amended and Restated Loan Agreement dated as of September 18, 2013 (as amended, the “Agreement”), pursuant to which Bank issued a Revolving Line of Credit (as defined therein) in the amount of $130,000,000.00 to PHI with a sublimit of $20,000,000.00 to be used to establish standby letters of credit but when issued reduces the amount available under the Revolving Line of Credit;

WHEREAS, PHI, Subsidiary Guarantors and Bank entered into a First Amendment to the Second Amended and Restated Loan Agreement dated as of March 5, 2014 (the “First Amendment”) in order to amend the Agreement to allow for, among other things, the execution of the 2014 Bond Indenture, dated as of March 17, 2014, executed by and among PHI, as issuer, the guarantors named therein, and U.S. Bank National Association, as trustee, which provided for the issuance and sale of up to a maximum of $500 million in aggregate principal amount of new senior unsecured notes (the “Indenture”);

WHEREAS, PHI, Subsidiary Guarantors and Bank entered into a Second Amendment to the Second Amended and Restated Loan Agreement dated as of September 26, 2014 (the “Second Amendment”) in order to amend the Agreement to (i) extend the maturity date of the Revolving Line of Credit and (ii) provide that PHI may redeem, repurchase or retire any shares of its capital stock from its employees not to exceed $25,000,000.00 in the aggregate.

WHEREAS, PHI, Subsidiary Guarantors and Bank entered into a Third Amendment to the Second Amended and Restated Loan Agreement dated as of September 25, 2015 (the “Third Amendment”) in order to amend the Agreement to extend the maturity date of the Revolving Line of Credit;

WHEREAS, PHI, Subsidiary Guarantors and Bank entered into a Fourth Amendment to the Second Amended and Restated Loan Agreement dated as of September 25, 2016 (the “Fourth Amendment”) in order to amend the Agreement to extend the maturity date of the Revolving Line of Credit, to modify some of the financial covenants, and to make certain other changes further described therein; and

WHEREAS, PHI, Subsidiary Guarantors and Bank now desire to again extend the maturity date of the Revolving Line of Credit and make certain other changes further described herein;

NOW THEREFOR, for good and adequate consideration, the receipt of which is hereby acknowledged, PHI, the Subsidiary Guarantors and Bank do hereby amend the Loan Agreement as follows:

1.    As used herein, capitalized terms not defined herein shall have the meanings attributed to them in the Agreement.

2.    Section A(1) of the Agreement is hereby amended and restated as follows:

A.	THE LOAN OR LOANS. Provided all obligations of Obligor are timely performed in favor of Bank contained in this Agreement and in any other agreement, whether now existing or hereafter arising:

(1)    Bank shall make available to PHI a secured revolving line of credit (the “Revolving Line of Credit” or the “Loan”) in the principal amount of ONE HUNDRED THIRTY MILLION AND NO/100 ($130,000,000.00) DOLLARS, that may be drawn upon by PHI on any business day of Bank during the period hereof until and including March 7, 2019, on at least one day’s telephonic notice to Bank. The Revolving Line of Credit shall be evidenced by a commercial note, payable to Bank (the “Note”) and shall contain additional terms and conditions and be identified with this Agreement.

3.    Section C (1) of the Agreement is hereby amended and restated as follows:

C.	REPRESENTATIONS, WARRANTIES AND COVENANTS. PHI and the Subsidiary Guarantors, as applicable, represent, warrant and covenant to Bank that as of the date hereof and so long as the Loan shall be outstanding, except for matters that could not reasonably be expected to have a material adverse effect on PHI and its subsidiaries, taken as a whole:

(1)	Organization and Authorization. (i) PHI is a validly organized corporation duly existing and in good standing under the laws of the State of Louisiana and is duly qualified as a foreign corporation in all jurisdictions wherein the property owned or the business transacted by it make such qualifications necessary, except where the failure to be so qualified would not have a material and adverse effect on the business or property of PHI. Within the last ten (10) years, PHI has not done business under any other name. PHI’s tax identification number is 72-0395707 and its domicile is 2001 SE Evangeline THWY, Lafayette, Louisiana 70508. PHI’s corporate charter number with the Secretary of State of Louisiana is 34472577D.

(ii) PHI Tech Services, Inc. is a validly organized corporation duly existing and in good standing under the laws of the State of Louisiana and is duly qualified as a foreign corporation in all jurisdictions wherein the property owned or the business transacted by it make such qualifications necessary, except where the failure to be so qualified would not have a material and adverse effect on the business or property of PHI Tech Services, Inc. Within the last ten (10) years, PHI Tech Services, Inc. has not done business under any other name. PHI Tech Services, Inc.’s tax identification number is 72-0835089 and its domicile is 2001 SE Evangeline THWY, Lafayette, Louisiana 70508. PHI Tech Services, Inc.’s corporate charter number with the Secretary of State of Louisiana is 3236190D.

(iii) PHI Air Medical, L.L.C. is a validly organized limited liability company duly existing and in good standing under the laws of the State of Louisiana and is duly qualified as a foreign limited liability company in all jurisdictions wherein the property owned or the business transacted by it make such qualifications necessary, except where the failure to be so qualified would not have a material and adverse effect on the business or property of PHI Air Medical, L.L.C. Within the last ten (10) years, PHI Air Medical, L.L.C. has not done business under any other name except PHI Air Medical, Inc. and Air Evac Services, Inc. PHI Air Medical, L.L.C.’s tax identification number is 72-1404705 and its domicile is 2001 SE Evangeline THWY, Lafayette, Louisiana 70508. PHI Air Medical, L.L.C.’s corporate charter number with the Secretary of State of Louisiana is 34601740K.

(iv) The execution, delivery and performance of this Agreement and all other documents delivered to Bank by PHI and the Subsidiary Guarantors, as applicable, have been duly authorized and do not violate their respective articles of incorporation, bylaws, articles of organization, operating agreements (or other governing documents), material contracts or any applicable law or regulations. PHI and PHI Air Medical, L.L.C. are each an air carrier certificated under 49 U.S.C. 44705 and shall comply with all rules and regulations of the Federal Aviation Administration. If PHI Tech Services, Inc. becomes an air carrier certificated under 49 U.S.C. 44705 or if any other subsidiary of PHI becomes an air carrier certificated under 49 U.S.C. 44705, PHI shall promptly notify Bank and cause such subsidiary to execute a new security agreement encumbering its Parts (as such term is hereinafter defined) listing the location of the Parts in a format sufficient for filing with the Federal Aviation Administration.

4.    Section C (3) (i) of the Agreement is hereby amended and restated in full as follows:

(i)	2014 Indenture. PHI represents, warrants and covenants to the Bank that the terms and conditions of this Agreement do not violate the Indenture, or any other document executed or to be executed in connection therewith, as all of the foregoing may be amended from time to time.

5.    Section C (6) of the Agreement is hereby amended to (i) delete “and” at the end of subsection (f), (ii) amend and restate subsection (g) in its entirety, and (iii) add new subsections (h) and (i) as follows:

(6)    Financial Information.

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(g)    as soon as available, but in any event within twenty-five (25) days after the end of each calendar month, PHI will provide to Bank a Borrowing Base Certificate. The term “Borrowing Base” shall mean, as of the date of determination thereof, (i) the amount equal to the sum of eighty (80%) percent of the principal amounts owed on all Eligible Accounts as of such date, plus (ii) the amount equal to the sum of fifty (50%) percent of the value of all Eligible Inventory as of such date, plus (iii) the market value of all Short Term Investments. The Borrowing Base Certificate shall be in a form and content acceptable to Bank (“Borrowing Base Certificate”), prepared by PHI and certified as correct by the Chief Financial Officer or other person acceptable to Bank, identifying the calculation of the Borrowing Base including balance and eligibility information current as of the date the Borrowing Base Certificate is furnished to Bank. The form attached as Exhibit A is acceptable to Bank. With the Borrowing Base Certificate, PHI shall furnish reports showing (i) aging, name of the account debtor, and other information as reasonably requested by Bank to justify that the accounts used in the Borrowing Base Certificate are Eligible Accounts and (ii) the costs and fair market value of the inventory and other information as reasonably requested by Bank to justify that the inventory used in the Borrowing Base Certificate are Eligible Inventory.

“Eligible Accounts” shall mean accounts denominated in US dollars (as that term is defined in the Louisiana Uniform Commercial Code) owned by Obligor and subject to a first perfected security interest in favor of Bank and otherwise eligible to be used as a basis for an advance to PHI under the Revolving Line of Credit. The following shall not be an Eligible Receivables: (i) any account which has remained unpaid for more than 90 days from the date of invoice or an account which is subject to an offset or is disputed by an account debtor, (ii) any account owed by an account debtor which does not maintain its principal office in the United States or which is not organized under the laws of any state in the United States, unless secured by an acceptable letter of credit subject to a first priority perfected security interest in favor of Bank; (iii) any account which is owed by any parent, subsidiary, affiliate, related company or shareholder of PHI; and (iv) any account owed by an account debtor or its parent that has filed a proceeding for bankruptcy, reorganization, arrangement, or any other relief afforded under the laws of any state or country or under the United States Bankruptcy Code.

“Eligible Inventory” shall mean (i) “inventory” (as that term is defined in the Louisiana Uniform Commercial Code), which term shall include all Parts, owned by Obligor and which are located in the United States and are subject to a first perfected security interest in favor of Bank. The following shall not be Eligible Inventory: (i) inventory which is not located upon premises owned or leased by Obligor, (ii) inventory stored with a bailee, warehouseman, or similar party without Bank’s prior written consent, (iii) inventory located outside of the United States of America, and (iv) inventory which Bank deems to be ineligible for any reason using reasonable credit judgment.

(h)    from time to time, such other information as Bank may reasonably request.

(i)    All references to financial statements of PHI shall mean the consolidated financial statements of PHI, which shall include PHI and all of its Subsidiaries, prepared in conformity with GAAP applied on a basis consistent with that of the preceding fiscal year, and annually audited and certified by a public accountant acceptable to the Bank and shall consist of balance sheets, statements of earnings and shareholders’ equities, and statements of cash flow. As used herein, the term “GAAP” shall mean generally accepted accounting principles applied on a consistent basis as set forth in the FASB Accounting Standards Codification as established and published by the Financial Accounting Standards Board in the United States of America in effect from time to time.

6.    Section C (8) of the Agreement is hereby amended to amend and restate subsection (c) and (d) and to add subsections (e) and (f) as follows:

(8)	Financial Covenants and Ratios.

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(c)	Consolidated Net Worth. PHI shall not at any time permit its consolidated net worth to be less than FIVE HUNDRED MILLION and NO/100 ($500,000,000.00) DOLLARS.

(d)	Fixed Charge Coverage Ratio. PHI shall not at any time permit the ratio, calculated quarterly on a quarter by quarter basis over the life of the Revolving Line of Credit, of Cash Flow divided by Fixed Charges to be less than 1.00 to 1.00. This covenant shall only be tested when the total of all Short Term Investments are less than $150,000,000.00 at the end of any fiscal quarter of PHI.

Cash Flow shall mean the consolidated net income of PHI and its subsidiaries during such period plus to the extent deducted in determining net income, all provisions for any federal, state, local and/or international income taxes plus all interest, depreciation, amortization and rental or lease expenses (including any rent or other payments for capital leases and other leases (in the event such capital leases or other leases are treated differently than operating leases by GAAP)) and all other non-cash items of expense of PHI and its subsidiaries during such period.

Fixed Charges shall mean during such period the sum of (i) the aggregate amount of all principal payments contractually due during such period, including any due during such period on any long term debt of PHI and its subsidiaries, (ii) all interest contractually due during such period on any obligation of PHI and its subsidiaries, (iii) all expenses and rent owed during such period under any lease entered into by PHI and its subsidiaries (including but not limited to capital leases in the event such capital leases are treated differently than operating leases by GAAP), (iv) all capital expenditures incurred by PHI and its subsidiaries during such period to maintain its assets, including all of its aircrafts (excluding all capital expenditures to acquire new aircrafts and those which are acquired as a result of the exercise of a lease purchase option of aircraft contained in any lease by PHI and its subsidiaries), provided however such capital expenditures shall be deemed to be not less than fifty (50%) percent of the consolidated depreciation expenses of PHI and its subsidiaries; and (v) all federal, state, local, municipal and international charges or assessments incurred against the consolidated income, revenue, or assets of PHI and its subsidiaries and shall include all cash income taxes and franchise taxes.

(e)	Borrowing Base. At no time shall the total aggregate principal amount due on the Revolving Line of Credit Loan exceed the Borrowing Base.

(f)	Waivers. The Fixed Charge Coverage Ratio will be waived for the fiscal quarters ending on December 31, 2017 and March 31, 2018.

7.    Section C (11) is hereby amended and restated as follows:

(11)    Indebtedness and Liens. Except (i) as contemplated in this Agreement or as otherwise permitted by the Bank in writing, (ii) in connection with credit card agreements with Bank which shall not have outstanding balances in excess of $3,000,000.00, (iii) with respect to the pledge of cash or other liquid assets as security for letters of credits issued by PHI or any of its subsidiaries in an aggregate amount not to exceed $25,000,000.00, as contemplated in Section A(2), (iv) as permitted in the Indenture, and (v) debt in an aggregate principal amount denominated in US dollars not to exceed $5,000,000.00 for a working capital line of credit for an international subsidiary of PHI (one whose principal office is outside of the United States and who is chartered in a country other than the United States) in connection with the acquisition of HNZ Group, Inc., neither PHI nor any of its subsidiaries (i) shall create any additional obligations for borrowed money, or (ii) mortgage, encumber, or grant a security interest in any of their assets or suffer any liens or indebtedness to exist on any of their assets.

8.    Section G of the Agreement is hereby amended and restated as follows:

G.	RATE OF INTEREST AND APPLICABLE FEES. All borrowings made under the Revolving Line of Credit shall accrue interest at LIBOR plus two and 75/100 (2.75%) percent. All borrowings under the Revolving Line of Credit may be advanced or repaid at any time upon one day’s notice. All advances under the Revolving Line of Credit shall bear interest at the same interest rate and only one interest rate tranche shall be permitted.

“LIBOR” shall mean the One Month London InterBank Offered Rate in U.S. Dollars as calculated and published by the Intercontinental Exchange Benchmark Administration Ltd. (“ICE,” or the successor thereto if ICE is no longer making a London Interbank Offered Rate available) and in effect on the first day of each calendar month. The One Month ICE LIBOR shall be obtained by Bank from an intermediary rate reporting source such as Bloomberg, L.P. or other authoritative rate reporting source as selected by Bank, and is based on an average of interbank offered rates for one month deposits in U.S. Dollars based on quotes from designated banks in the London market. Notwithstanding anything in this Agreement to the contrary, if the One Month ICE LIBOR as reported by Bloomberg, L.P or other rate reporting source is less than zero, then it shall be deemed to be zero percent (0.0%). The initial interest rate based on the One Month ICE LIBOR shall be determined as of September 1, 2016. LIBOR shall be adjusted on the first day of each calendar month. LIBOR is not necessarily the lowest rate charged by Bank for any particular class of borrowers or credit extensions. PHI understands that Bank may make loans based on other rates as well. PHI may obtain the current LIBOR from Bank upon PHI’s request. Bank’s determination of LIBOR shall be conclusive absent demonstrable error.

“Effective Federal Funds Rate” shall mean, the rate per annum (rounded upwards, if necessary to the nearest 1/100th of 1%) equal to the effective federal funds rate (EFFR) calculated as a volume-weighted median of overnight federal funds transactions reported in FR 2420 Report of Selected Money Market Rates, as published by the Federal Reserve Bank of New York and in effect as of the first calendar day of each month, plus a margin to be determined by Bank which reasonably correlates to LIBOR plus 2.75% percent. The EFFR on November 1, 2017 was 1.16%. The Effective Federal Funds Rate will be adjusted as of the first day of each calendar month.

Interest on the outstanding principal owed on the Revolving Line of Credit shall be computed and assessed on the basis of the actual number of days elapsed over a year composed of 360 days at the per annum rate of interest equal to LIBOR plus 2.75% percent. If LIBOR becomes unavailable during this Agreement, Bank will use the Effective Federal Funds Rate and if it is not available, Bank may designate a substantially similar substitute index by notice to PHI. All interest accruing under the Revolving Line of Credit shall be payable monthly in arrears on the first day of each month.

9.    COMMITMENT, UNUSED AND LOC FEES. PHI agrees to pay a commitment fee of $325,000.00 to Bank on the Effective Date. PHI shall pay to Bank an annual fee, payable quarterly, equal to 1  1⁄2% (150 basis points) multiplied by the face amount of any outstanding letters of credit issued pursuant to this Agreement payable on the first day of the following calendar quarter. PHI shall pay to Bank an unused fee equal to the daily principal amount undrawn under the Revolving Line of Credit for each calendar quarter multiplied by a rate equal to  1⁄4 of 1.00% (25 basis points) payable quarterly on the first day of the following calendar quarter.

10.    In connection with the foregoing and only in connection with the foregoing, the Agreement is hereby amended, but in all other respects all of the terms and conditions of the Agreement and all collateral documents, security agreements and guaranties (the “Collateral Documents”) remain unaffected. Obligor agrees that this Fifth Amendment amends, modifies and confirms the Agreement but is not a novation of any of its terms.

11.    PHI and the Subsidiary Guarantors acknowledge and agree that unless expressly stated herein, this Fifth Amendment shall not constitute a waiver of any existing default(s) under the Agreement, the Collateral Documents or any documents executed in connection therewith, all of Bank’s rights and remedies being preserved and maintained. As of the Effective Date, PHI and the Subsidiary Guarantors hereby represent and warrant to Bank that (i) no default has occurred under the Agreement and there has not occurred any condition, event or act which constitutes, or with notice or lapse of time (or both) would constitute, a Default under the Agreement, (ii) all representations and warranties contained in the Agreement remain true and correct in all material respects, and (iii) all covenants contained in the Agreement have been timely and completely performed, except as same may have been waived in writing by Bank. PHI and the Subsidiary Guarantors further acknowledge that the Collateral Documents, including but not limited to the Subsidiary Guaranties, remain in full force and effect and continue to secure the payment and performance of all obligations of PHI to Bank, including but not limited to the Revolving Line of Credit, whether presenting existing or in the future, in accordance with their terms.

12.    This Fifth Amendment may be executed in two or more counterparts, and it shall not be necessary that the signatures of all parties hereto be contained on any one counterpart hereof; each counterpart shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, this Fifth Amendment is executed as of the Effective Date.

PHI, INC.		WHITNEY BANK

By:	/s/ Al A. Gonsoulin	By:	/s/ H. Elder Gwin
	Al A. Gonsoulin		H. Elder Gwin
	Title: Chief Executive Officer		Title: Senior Vice President

SUBSIDIARY GUARANTORS:

PHI AIR MEDICAL, L.L.C.

By:	/s/ Trudy P. McConnaughhay
Trudy P. McConnaughhay
Title: Manager

PHI TECH SERVICES, INC.

By:	/s/ Trudy P. McConnaughhay
Trudy P. McConnaughhay
Title: Vice President